Exhibit 14(b)

KINGSTONE COMPANIES, INC.

OFFICER AND DIRECTOR TRADING RESTRICTIONS POLICY

Effective March 2, 2015

I.	Introduction

The purpose of this Officer and Director Trading Restrictions Policy (the “Policy”) is to promote compliance with applicable securities laws by directors and officers (“Insiders”) of Kingstone Companies, Inc. and its subsidiaries (collectively, the “Company”).

II.	Trading Restrictions

A. Material Information

Insiders should not trade when they are in the possession of material nonpublic information.  Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security.  Any information that could reasonably be expected to affect the price of Company securities is material.  Both positive and negative information can be material.  Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.  If there is uncertainty as to whether information is material, the Chief Executive Officer should be contacted before making any decision to trade in Company securities.

B. Event-Specific Blackouts

The Company may on occasion disclose material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information.  All Insiders should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers or employees of the Company.  So long as the event remains material and nonpublic, Insiders who are aware of the event may not trade in Company securities.  The existence of an event-specific blackout may or may not be announced to Insiders.  If an Insider who is unaware of the event requests permission to trade in Company securities (as outlined below) during an event-specific blackout, the Chief Executive Officer will inform the requesting person of the existence of a blackout period.  The Chief Executive Officer, in his discretion, may or may not disclose the reason for the blackout.  Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.

C. Quarterly Blackouts

The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for Company securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, Insiders may not trade in Company securities during the period beginning fifteen (15) days prior to the end of a fiscal quarter (or, in the case of the last quarter of a fiscal year, during the period beginning thirty (30) days prior to the end of the fiscal year) and ending after the second full business day following the release of the Company’s earnings for that quarter or year.

D. Hardship Exceptions

An Insider who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company securities in order to generate cash may, in appropriate circumstances, be permitted to sell Company securities even during the quarterly blackout period.  Hardship exceptions may be granted only by the Chief Executive Officer and must be requested by email at least two days in advance of the proposed trade (ten days if the proposed trade is to be made during December).  The request must be state the number of shares sought to be sold.  A hardship exception may be granted only if the Chief Executive Officer concludes that the Company’s earnings information for the applicable quarter does not constitute material nonpublic information and there exists no event-specific blackout at that time.  The Chief Executive Officer shall have the right to deny a hardship exception, in whole or in part, for any reason, including due to the concurrent sale or intended sale by one or more other Insiders.  The fact that a hardship exception is granted to one or more Insiders shall not be the basis for a hardship exception for any other Insider.

E. Pre-Clearance Requirements for Insiders

All Insiders must obtain prior clearance from the Chief Executive Officer, or his designee, before he, she or a Related Person (as defined below) makes any purchases or sales of Company securities.  Each proposed transaction will be evaluated to determine whether it raises insider trading concerns or other concerns under federal or state securities laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.  For purposes of this Policy, a Related Person includes an Insider’s spouse, minor children and anyone else living in the Insider’s household or who does not live in the Insider’s household but whose transactions in Company securities are directed by the Insider or are subject to the Insider’s influence or control; partnerships in which the Insider is a general partner; trusts of which the Insider is a trustee; and estates of which the Insider is an executor.

F. Pre-Arranged Trading Plan under SEC Rule 10b5-1

Any Insider who wishes to establish or modify a pre-arranged trading plan under SEC Rule 10b5-1 must first obtain approval of the plan or modification from the Chief Executive Officer.

A transaction effected pursuant to an approved pre-arranged trading plan will not require pre-clearance at the time of the transaction; however, Insiders must immediately notify the Chief Executive Officer and the Company’s outside counsel when any such transaction has been completed for Section 16 reporting purposes.